                                                                  Exhibit (a)(8)


                             Contact: American Airlines
                                      Corporate Communications
                                      Fort Worth, Texas
                                      817-967-1577


                                      Joanne Smith
                                      Reno Air
                                      702-954-5000

FOR RELEASE: Wednesday, Dec. 9, 1998

                 AMERICAN AIRLINES' ACQUISITION OF RENO AIR
                       CLEARS FEDERAL ANTI-TRUST REVIEW

     FORT WORTH, Texas -- American Airlines, Inc., a subsidiary of AMR Corp. (NYSE: AMR) and Reno Air, Inc. (NASDAQ: RENO; PCX: RNO) said today that the waiting period prescribed under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976, regarding the planned acquisition by American of Reno Air, expired at 11:59 p.m. on Tuesday, Dec. 8, 1998.

     The condition to the tender offer by American's wholly owned subsidiary, Bonanza Acquisitions, Inc., to acquire Reno Air requiring the expiration or termination of such waiting period has been satisfied. The tender offer remains subject to further conditions.

     The planned acquisition of Reno Air, which was announced by the two carriers on Nov. 19, will enhance American's overall network and strengthen its presence in the Western United States.

     The merger agreement provides for a cash tender offer to acquire all of the outstanding common shares of Reno Air at $7.75 per share. In addition, American will also tender for any and all of Reno's outstanding 9 percent Series A Cumulative Convertible Exchangeable Preferred Stock. The board of directors of Reno Air has unanimously recommended that stockholders tender their shares pursuant to the offer.

                                     ###

       Other AMR Corp. news releases can be accessed via the Internet
             The address is http://www.amrcorp.com/corpcomm.htm